Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

June 15, 2020

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Fathom Holdings Inc. Registration Statement on Form S-1 Filed January 17, 2020 File No. 333-235972

Ladies and Gentlemen:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 30, 2020, regarding the above-referenced Form S-1 filing of our client Fathom Holdings Inc. (the “Company” or “Fathom”). Concurrently with the submission of this comment response letter, the Company is publicly filing its amended registration statement on Form S-1 (the “Amendment”). This letter sets forth each comment contained in your letter dated January 30, 2020 and, following the comment, the Company’s response. The Staff’s comment is repeated in italics, and the Company’s response follows in ordinary type.

Registration Statement on Form S-1 Filed January 17, 2020

Risks Related to this Offering and Ownership of Our Common Stock, page 24

1.             We note your disclosure on the cover page that you may ultimately issue more shares at a lower price or fewer shares at a greater price. Please provide a fixed price for the offering or advise us on what basis you are able to conduct an at the market offering. Additionally, we note the statement that you “will not consummate the offering unless such minimum value will be achieved and until [you] receive approval from Nasdaq to list [your] common stock.” Please advise us of your planned timing for the offering, approval from Nasdaq and closing.

It appears the offering is conditioned on raising a certain minimum amount from unaffiliated investors. Please advise us (1) if funds may be returned to investors in the event you do not meet the minimum required to receive approval from Nasdaq and (2) whether the offering is subject to Securities Exchange Act Rule 10b-9.

Securities and Exchange Commission June 15, 2020 Page 2 of 3

The Company expects to include an anticipated price range in an amendment to the registration statement that would be filed shortly before the commencement of the road show for the initial public offering, mostly likely in early to mid-July. That price range will be subject to then-current market conditions, continuing discussions with Roth Capital Partners, LLC (the “Underwriter”) and any other factors affecting the Company or the proposed offering.

It is the Company’s intention that its shares of common stock will be listed on Nasdaq prior to or concurrently with the effectiveness of the registration statement. As noted on our cover page, we will not consummate or close the offering unless we receive such approval from Nasdaq.

The offering will be made pursuant to an underwriting agreement between the Company, the Underwriter and the Selling Shareholder, and therefore, will be subject to a firm commitment from the Underwriter and not subject to Securities Exchange Act Rule 10b-9. No funds will be accepted from investors if the Company does not meet the minimum amount from unaffiliated investors required to receive approval from Nasdaq.

Underwriting, page 76

2.             We note on page 7 that the shares of the selling shareholder will not be sold if the underwriter fails to exercise its option to purchase additional shares, in which case the shares will be sold as part of the over-allotment. Please tell us whether the selling shareholder is a party to the underwriting agreement and whether the terms of the selling shareholder’s portion of this offering are included in the agreement. In this regard, please clarify if the selling shareholder’s shares will only be sold through the underwriter.

The selling shareholder will be party to the underwriting agreement. The selling shareholder’s shares will only be sold if the underwriter exercises its over-allotment option, at which time, they will only be sold through the underwriter and at terms equal to the primary shares sold in the offering.

Recent Sales of Unregistered Securities, page II-2

3.             We note your response to comment 12 of our letter dated December 6, 2019. Please advise us why your revised disclosure does not address the $0.6 million of shares sold “to certain employees and agents under [your] equity incentive plan,” as referenced on page 36. Please clarify the exemption used for such sales.

The Company acknowledges the Staff’s comment and has revised the disclosure under Recent Sales of Unregistered Securities disclosure on page II-3 to reference these sales and to clarify the exemption used for such sales.

Securities and Exchange Commission June 15, 2020 Page 3 of 3

Undertakings, page II-4

4.             Please provide the undertakings required by Item 512(a)(6) of Regulation S-K. Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Registration Statement.

* * * *

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness to date and assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (919) 865-2805. Thank you.

Sincerely,

/s/ Donald R. Reynolds

cc:	Marco Fregenal Ali Panjwani